                                                          (JOHN HANCOCK(R) LOGO)
                                                          WORLD WIDE SPONSOR

JOHN HANCOCK FINANCIAL SERVICES
U.S. Wealth Management
Arnold R. Bergman
Chief Counsel Annuities
601 Congress Street
Boston, MA 02210-2805
(617) 663-2184
Fax: (617) 663-2197
E-Mail: abergman@jhancock.com

                                                              September 19, 2006

William K. Kotapish
Assistant Director
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549

Re: Request Pursuant to Rule 485(b)(1)(vii)
    Registration No.: 333-70728 ("Revised Template Registration")
    Registration Nos.: 333-71072, 333-70850 ("National Products")
    Registration Nos.: 33-79112, 333-83558 ("New York Products")

Dear Mr. Kotapish:

John Hancock Life Insurance Company (U.S.A.), on behalf of its John Hancock Life Insurance Company (U.S.A) Separate Account H (File Nos. 811-4113), and John Hancock Life Insurance Company of New York, on behalf of its John Hancock Life Insurance Company of New York Separate Account A (File No. 811-6584), (collectively, the "Registrants") hereby request approval to file amended registration statements on Form N-4 for the National Products and New York Products captioned above pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended ("33 Act"). This request supersedes a prior template request filed for the Registrants on July 26, 2006, (SEC Accession # 0000950135-06-004458 and 0000950135-06-004461) ("the Prior Template Requests").

The Registrants intend to file amended registration statements for the National Products and New York Products pursuant to Rule 485(b)(1)(vii) in order to conform disclosure to the "template" language described below. The template language is contained in the Revised Template Registration on Form N-4 that we filed for accelerated review on September 15, 2006 pursuant to Rule 485(a) under the '33 Act (SEC Accession #: 0000950135-06-005792). We filed the Revised Template Registration in response to staff comments to the Prior Template Requests.

If this request is approved, it is the intent of John Hancock Life Insurance Company (U.S.A.) and its affiliated life insurance companies to use this filing process with other amended registration statements filed on behalf of the Registrants and other registered variable annuity separate accounts in those situations where the same amendment is being made to multiple registration statements.

Nature of Revised "Template" Language

The Revised Template Registration describes two additional enhancements to the Guaranteed Minimum Withdrawal Benefit we call Principal Plus for Life described in the prospectuses. We call these enhancements:

     - Principal Plus for Life Plus Automatic Annual Step-up Rider: starting with the first Contract Anniversary, we may automatically increase the amounts we guarantee for withdrawals, but that will depend on the investment performance of your Contract; and

     - Principal Plus for Life Plus Spousal Protection Rider: provides a lifetime income guarantee during the lifetime of two Covered Persons.

The Revised Template Language, as set forth in Attachment 1, revises the following sections of the prospectuses: Overview, Fee Tables, Optional Benefits and Appendix B: Examples. The staff recently reviewed these revisions in connection with our filing of the Prior Template Requests.

Registrants' Representations

In making this request, Registrants represent as follows:

1. Any template language contained in amendments to the registration statements for the National Products and New York Products to be filed under Rule 485(b) will be substantially identical to the template language contained in the Revised Template Registration filed under Rule 485(a).

2. The post effective amendments to be filed under Rule 485(b) will not contain any other changes that would make the post effective amendments ineligible for filing under Rule 485(b).

3. The template language contained in the amendments to the registration statements to be filed under Rule 485(b) will reflect any changes made in the template language contained in the amendment to the Template Registration filed under Rule 485(a) that were made in response to SEC staff comments.

Reasons for Approval

Rule 485(b)(1)(vii) was intended, in part, to expand the conditions under which post-effective amendments filed by investment companies, unit investment trusts, and separate accounts are permitted to become effective automatically. We feel that the circumstances outlined above fall within the scope of the Rule's intention because it will expedite the processing of post-effective amendments of the type described herein and reduce the amount of staff time devoted to the review of such filings.

If you have any questions with respect to these requests please contact me at
(617) 663-2184, or in my absence, please contact David Pickett at (617) 663-2203. Thank you.

                                        Sincerely,

                                        /s/ Arnold R. Bergman
                                        ----------------------------------------
                                        Arnold R. Bergman
                                        Chief Counsel Annuities

Cc: Robert Lamont

                         ATTACHMENT 1: TEMPLATE LANGUAGE
          PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP -UP RIDER
              PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER

1. WE REVISE OUR RESPONSE TO THE QUESTION "WHAT TYPES OF OPTIONAL BENEFIT RIDERS MAY I BUY UNDER THE CONTRACT?" IN THE OVERVIEW SECTION OF THE PROSPECTUS TO INCLUDE THE FOLLOWING:

In addition, you may elect to purchase the Immediate Annual Step Up or Spousal Protection versions of the Principal Plus for Life Rider, if available in your state. For the additional fee described in the Fee Tables, these Riders enhance the guarantees we provide in the standard Principal Plus for Life optional benefit Rider. You may elect to purchase any one of the following:

     - Principal Plus for Life Rider (if you are not over age 80) (We may refer to this Rider as the "Classic" version in our marketing materials); or

     - Principal Plus for Life Plus Automatic Annual Step up Rider (if you are not over age 80); or

     - Principal Plus for Life Plus Spousal Protection Rider (if the older of you and your spouse are not over age 80 and you and your spouse have birthdates less than 6 years apart from each other. See "Principal Plus for Life Plus Spousal Protection Rider" for examples of eligible birthdates.)

THE AMOUNT THAT MAY BE PROVIDED BY MORE FREQUENT "STEP UP" DATES UNDER THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP UP RIDER, MAY, OVER TIME, BE MORE THAN OFFSET BY THE ADDITIONAL FEES AND CHARGES ASSOCIATED WITH THIS RIDER COMPARED TO THE PRINCIPAL PLUS FOR LIFE RIDER. For additional information on these Riders, please see the section entitled "Optional Benefits."

2. IN THE "PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES" TABLE IN THE "FEE TABLES" SECTION OF THE PROSPECTUS, WE REPLACE THE SECTION "FEES DEDUCTED FROM CONTRACT VALUE" WITH THE FOLLOWING NEW SECTION:

                                                        JOHN HANCOCK USA   JOHN HANCOCK NEW YORK
                                                        ----------------   ---------------------
FEES DEDUCTED FROM CONTRACT VALUE
Principal Plus for Life
   Maximum Fee#                                               0.75%                0.75%
   Current Fee                                                0.40%                0.40%
Principal Plus for Life Plus Automatic Annual Step-up
   Maximum Fee##                                              1.20%                1.20%
   Current Fee                                                 .60%                 .60%
Principal Plus for Life Plus Spousal Protection
   Maximum Fee###                                             1.20%            [Currently not
   Current Fee                                                 .65%           Available in NY]

# The current charge is 0.40% of the adjusted Guaranteed Withdrawal Balance. We reserve the right to increase the charge to a maximum charge of 0.75% if the Guaranteed Withdrawal Balance is "Stepped Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

## The current charge is 0.60% of the adjusted Guaranteed Withdrawal Balance. We reserve the right to increase the charge to a maximum charge of 1.20% if the Guaranteed Withdrawal Balance is "Stepped Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

### The current charge is 0.65% of the adjusted Guaranteed Withdrawal Balance. We reserve the right to increase the charge to a maximum charge of 1.20% if the Guaranteed Withdrawal Balance is "Stepped Up" to equal the Contract Value. The charge is deducted on an annual basis from the Contract Value.

3. IN THE "EXAMPLES" SECTION OF THE PROSPECTUS UNDER "FEE TABLES," WE REPLACE "EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES - CONTRACT WITH OPTIONAL BENEFIT RIDERS" WITH THE FOLLOWING NEW EXAMPLE TO REFLECT THE ELECTION OF A PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER.

EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES - CONTRACT WITH OPTIONAL BENEFIT
RIDERS

The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

John Hancock USA
(Riders to be updated by amendment)

                                                    1 Year   3 Years   5 Years   10 Years
                                                    ------   -------   -------   --------
If you surrender the contract at the end of the
applicable time period                                  $(to be updated by amendment)

If you annuitize, or do not surrender the
contract at the end of the applicable time period       $(to be updated by amendment)

John Hancock New York
(Riders to be updated by amendment)

                                                    1 Year   3 Years   5 Years   10 Years
                                                    ------   -------   -------   --------
If you surrender the contract at the end of the
applicable time period                                  $(to be updated by amendment)

If you annuitize, or do not surrender the
contract at the end of the applicable time period       $(to be updated by amendment)

4. WE AMEND THE OPTIONAL BENEFITS SECTION OF THE PROSPECTUS TO INCLUDE THE FOLLOWING NEW SUB-SECTIONS, ENTITLED "PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP UP RIDER" AND "PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER."

PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP UP RIDER

OVERVIEW. Subject to state availability, you may elect the Principal Plus for Life Plus Automatic Annual Step Up Rider for an additional fee of (to be updated by amendment) when you purchase a Contract. This version of the Principal Plus for Life optional benefit Rider is the same as the standard Principal Plus for Life optional benefit Rider, except that it provides annual "Step Up Dates" and we charge a different fee.

AVAILABILITY OF PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC STEP-UP RIDER FOR CONTRACTS PURCHASED ON OR AFTER JULY 17, 2006 AND BEFORE [DATE OF PROSPECTUS SUPPLEMENT]. If you purchased a Contract with a Principal Plus for Life Rider during this period, we will allow you to replace the Principal Plus for Life Rider with a Principal Plus for Life Plus Automatic Annual Step-up Rider (if available in your state), but only until December 15, 2006. We may extend this cut-off date in certain states. If you decide to replace your Principal Plus for Life Rider, the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and any Lifetime Income Amount under the new Rider will equal the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and any Lifetime Income Amount, respectively, under your previous Rider. If your Contract Value is higher (or lower) than the Guaranteed Withdrawal Balance under your Principal Plus for Life Rider at the time you elect the Principal Plus for Life Plus Automatic Annual Step-up Rider, we will not increase (or decrease) your Guaranteed Withdrawal Balance at that time. We will automatically increase or "Step-Up" the Guaranteed Withdrawal Balance under the Principal Plus for Life Plus Automatic Annual Step-up Rider to equal the Contract Value, if greater, on the first Contract Anniversary and you will be eligible for an automatic Step-Up on each Contract Anniversary thereafter, as described in this Supplement. We will deduct the fee on the first Contract Anniversary and each Contract Anniversary thereafter. You must submit all required paperwork in good to our Annuities Service Center in order to elect the Principal Plus for Life Plus Automatic Annual Step-up Rider. You must do this before the December 15, 2006 cut-off date or, (if applicable in your state), any extension to it.

ANNUAL STEP UP FEATURES. If you elect this Rider, we will automatically increase ("Step Up") the Guaranteed Withdrawal Balance to equal the Contract Value on each Contract Anniversary starting with the first Contract Anniversary up to and including the 30th Contract Anniversary while the Rider is in effect, provided the Contract Value is greater than the Guaranteed Withdrawal Balance on that date (and provided you have not chosen to decline the Step Up as described in the Prospectus under "Principal Plus for Life - Step Up of Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount.")

Each time we apply a Step Up, we will also recalculate the Guarantee Withdrawal Amount and the Lifetime Income Amount as described in the Prospectus under "Principal Plus for Life - Step Up of Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount." We also reserve the right to increase the rate of the Principal Plus for Life - Annual Step Up fee up to a maximum rate of (to be updated by amendment)%. If we decide to increase the rate at the time of a Step Up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step Up. If you decline an automatic Step Up, you will have the option to elect to Step Up the Guaranteed Withdrawal Balance (as well as the Guaranteed Withdrawal Amount and Lifetime Income Amount) within 30 days of subsequent annual Step Up dates. If you decide to Step Up the Guaranteed Withdrawal Balance, we will thereafter resume automatic, annual Step Ups.

WE RESERVE THE RIGHT TO INCREASE THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP UP RIDER FEE ON THE EFFECTIVE DATE OF EACH STEP UP. IN SUCH SITUATION, THE PRINCIPAL PLUS FOR LIFE - IMMEDIATE ANNUAL STEP UP RIDER FEE WILL NEVER EXCEED (TO BE UPDATED BY AMENDMENT). YOU MAY NOT ELECT BOTH THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP UP RIDER AND THE PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER.

You should consult with your financial professional to assist you in determining whether the Principal Plus for Life Plus Automatic Annual Step-up Rider is suited for your financial needs and investment risk tolerance. The addition of the Rider to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and there is no assurance that your Contract Value will be sufficient on any Step-Up date to receive an increase (step-up) in the guarantees we provide under the Rider. The amount that may be provided by more frequent Step-Up dates under the Principal Plus for Life Plus Automatic Annual Step-up Rider, may, over time, be more than offset by the additional fees and charges associated with this Rider compared to the Principal Plus for Life Rider FURTHERMORE, SIMILAR TO PRINCIPAL PLUS FOR LIFE, THIS RIDER LIMITS THE INVESTMENT OPTIONS OTHERWISE AVAILABLE UNDER THE CONTRACT (SEE THE PROSPECTUS SECTION ON PRINCIPAL PLUS FOR LIFE FOR INFORMATION RELATING TO THE AVAILABLE INVESTMENT OPTIONS), REQUIRES THE COVERED PERSON TO ATTAIN AGE 65 AND REMAIN LIVING FOR YOU TO RECEIVE CERTAIN BENEFITS, CONTAINS AGE CAPS AND LIMITATIONS ON A CONTRACT OWNER'S RIGHTS AND BENEFITS AT CERTAIN AGES AND VALUES, AND PROVIDES NO GUARANTEED WITHDRAWAL BENEFITS ONCE PAYMENTS BEGIN UNDER ANY OF THE ANNUITY OPTIONS DESCRIBED IN THE PROSPECTUS. You should carefully consider each of these factors which are outlined in the Prospectus before purchasing a Principal Plus for Life Plus Automatic Annual Step up Rider.

PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER

OVERVIEW. Subject to state availability, you may elect the Principal Plus for Life Plus Spousal Protection Rider for an additional fee of (to be updated by amendment) when you purchase a Contract. The Spousal version of the Principal Plus for Life optional benefit Rider generally is the same as the Principal Plus for Life optional benefit Rider, except that we provide a Lifetime Income Amount for the lifetimes of two Covered Persons, as described below, and charge a different fee. We determine the Lifetime Income Amount on the Contract Anniversary on, or next following, the date the oldest Covered Person attains age 65. You may elect the Principal Plus for Life Plus Spousal Protection Rider if the older of you and your spouse are not over age 80 and you and your spouse have birthdates less than 6 years apart from each other. For Example:

Assume you purchase a Venture Variable Annuity Contract on NOVEMBER 1, 2006 and want to elect the Principal Plus for Life Plus Spousal Protection Rider.

EXAMPLE #1

You are born JULY 1, 1941 and your spouse is born JUNE 1, 1947.

     - Since your birthdates are 5 YEARS AND 11 MONTHS apart, YOU MAY elect the Principal Plus for Life Plus Spousal Protection Rider when you purchase your Contract.

EXAMPLE #2

You are born JULY 1, 1941 and your spouse is born AUGUST 1, 1947.

     - Since your birthdates are 6 YEARS AND 1 MONTH apart, YOU MAY NOT elect the Principal Plus for Life Plus Spousal Protection Rider.

AVAILABILITY OF PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER FOR CONTRACTS PURCHASED ON OR AFTER JULY 17, 2006 AND BEFORE [DATE OF THIS PROSPECTUS SUPPLEMENT]. If you purchased a Contract with a Principal Plus for Life Rider during this period, we will allow you to replace the Principal Plus for Life Rider with a Principal Plus for Life Plus Spousal Protection Rider (if available in your state), but only until December 15, 2006. We may extend this cut-off date in certain states. If you decide to replace your Principal Plus for Life Rider with a Principal Plus for Life Plus Spousal Protection Rider, the initial Guaranteed Withdrawal Balance and Guaranteed Withdrawal Amount under the new Rider will equal the Guaranteed Withdrawal Balance and Guaranteed Withdrawal Amount, respectively under your previous Rider. If your Contract Value is higher (or lower) than the Guaranteed Withdrawal Balance under your previous Rider at the time you elect the Principal Plus for Life Plus Spousal Protection Rider, we will not increase (or decrease) your Guaranteed Withdrawal Balance at that time.

The Lifetime Income Amount under the Principal Plus for Life Plus Spousal Protection Rider will also equal the Lifetime Income Amount, if any, under your previous Rider. If we have not determined a Lifetime Income Amount under the previous Rider when you purchase a Principal Plus for Life Plus Spousal Protection Rider, we will determine the Lifetime Income Amount under the new
Rider:

- on the date we issue the new Rider, if the additional Covered Person is older and had attained age 65 on the date we issue the new Rider; otherwise

- on the Contract Anniversary after the older Covered Person attains age 65. (This date may be earlier than the date we would have determined the Lifetime Income Amount under the previous Rider if the additional Covered Person is older than the Covered Person under the previous Rider.)

We will deduct the fee on the first Contract Anniversary and then each Contract Anniversary thereafter. You must submit all required paperwork in good order to our Annuities Service Center in order to elect the Principal Plus for Life Plus Spousal Protection Rider. You must do this before the December 15, 2006 cut-off date or (if applicable in your state), any extension to it.

SPOUSAL FEATURES. We describe below the features of the Principal Plus for Life Plus Spousal Protection Rider.

     COVERED PERSONS. You and your spouse are the "Covered Persons," whose lives we use to determine the duration of the Lifetime Income Amount payments. We determine the Covered Persons at the time you elect the Rider. A spouse must qualify as a "spouse" under federal law.

     For Non-Qualified Contracts, the spouses must be named as Co-Owners and Beneficiaries of the Contract (or Co-Annuitants if the Owner is a non-natural person).

     For Qualified Contracts, one spouse must be named as the Owner (or Annuitant if the Owner is a non-natural person) and the Owner's spouse must be the designated Beneficiary.

     A Covered Person will no longer qualify as such (i.e., that Covered Person will be removed from the Rider) if that person is no longer designated as an Owner, Co-Owner, Annuitant, Co-Annuitant or Beneficiary as required above.

     LIFETIME INCOME DATE. We determine the Lifetime Income Amount on the Contract Anniversary on, or next following, the date the oldest Covered Person attains age 65. We call this date the "Lifetime Income Date." We provide the following examples:

     Assume you purchase a Venture Variable Annuity Contract on NOVEMBER 1, 2006 with the Principal Plus for Life Plus Spousal Protection Rider.

     EXAMPLE #1

     You are born July 1, 1941 and your spouse is born June 1, 1947.

          - Since the oldest Covered Person has attained age 65 at the time of purchase, we will calculate the Lifetime Income Date on November 1, 2006. We provide a Lifetime Income Amount starting on this date.

     EXAMPLE #2

     You are born December 1, 1950 and your spouse is born October 1, 1956.

          - Since the oldest Covered Person attains age 65 on December 1, 2015, we will calculate the Lifetime Income Date on November 1, 2016. We provide a Lifetime Income Amount starting on this date.

     LIFETIME INCOME AMOUNT. The "Lifetime Income Amount" is the amount that we guarantee to be available each Contract Year for withdrawal during the life of either Covered Person while (a) the Rider is in effect and (b) that person remains qualified as a Covered Person under the Rider. As long as at least one Covered Person remains qualified under the Rider on the Lifetime Income Date, we will determine a Lifetime Income Amount. The initial Lifetime Income Amount is equal to 5% multiplied by the Guaranteed Withdrawal Balance on the Lifetime Income Date. The Lifetime Income Amount reduces to zero upon the death of the last Covered Person or upon a change in Owner, Beneficiary or Annuitant that removes the last Covered Person from the Contract as an Owner, Beneficiary or Annuitant.

     WITHDRAWALS. The Lifetime Income Amount may decrease as a result of a withdrawal as described under "Principal Plus for Life - Effect of Withdrawals" in the Prospectus. After the Lifetime Income Date, if a withdrawal causes total withdrawals during the Contract Year to exceed the Lifetime Income Amount (or if total withdrawals during a Contract Year have already exceeded the Lifetime Income Amount), we will recalculate the Lifetime Income Amount. In that case, the Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal or (b) 5% of the greater of the Contract Value immediately after the withdrawal or the new Guaranteed Withdrawal Balance value. (See "Principal Plus for Life
     - Effect of Withdrawals" in the Prospectus.)

     BONUS. We will increase the Guaranteed Withdrawal Balance at the end of each Contract Year during the Bonus Period if you take no withdrawals during that Contract Year as described under "Principal Plus for Life - Bonus Qualification and Effect" in the Prospectus. The Bonus Period for the Spousal version of the Rider is the lesser of the first 10 Contract Years or each Contract Year up to the Contract Year in which the younger of the two Covered Persons attains age 80. If you purchased the Principal Plus for Life Plus Spousal Protection Rider to replace a Principal Plus for Life Rider (see "Availability for Contracts Purchased After July 17, 2006" above), and the additional Covered Person is the younger of the two Covered Persons, the Bonus Period will be based on the age of that Covered Person as of the initial Contract Date. If you elect the Spousal version of the Principal Plus for Life Rider when you purchase a Contract, the Bonus Period is determined on the Contract Date and will not change upon the death of either Covered Person.

     STEP UP. The Spousal version of the Principal Plus for Life Rider is subject to the same Step Up benefit described in the Prospectus under "Principal Plus for Life - Step Up of Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount and Lifetime Income Amount." We schedule the Step-Up Dates for the 3rd, 6th, and 9th Contract Anniversary while the Rider is in effect. After the 9th Contract Anniversary, we increase the schedule of Step Up dates to include each succeeding Contract Anniversary (e.g., the 10th, 11th,

     12th etc.) up to and including the 30th Contract Anniversary while Rider is in effect. YOU MAY NOT ELECT BOTH THE PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP UP RIDER AND THE PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER.

     ADDITIONAL PURCHASE PAYMENTS. Each time you make an additional Purchase Payment, we will increase the total Guaranteed Withdrawal Balance by the Amount of each additional Purchase Payment (subject to the maximum Guaranteed Withdrawal Balance of $5 million) and recalculate the Guaranteed Withdrawal Amount and Lifetime Income Amount as described under "Principal Plus for Life - Additional Purchase Payments" in the Prospectus.

     For Non-Qualified Contracts, you may not make additional Purchase Payments without our prior approval on or after the first Contract Anniversary if your total Purchase Payments after the first Contract Anniversary exceed $100,000 as described under "Principal Plus for Life - Additional Purchase Payments" in the Prospectus.

     For Qualified Contracts, you may not make additional Purchase Payments without our prior approval on or after the later of the first Contract Anniversary or the Lifetime Income Date if your total Purchase Payments after the first Contract Anniversary exceed the additional Purchase Payment limit of $100,000. We reserve the right to refuse to accept additional Purchase Payments for Qualified Contracts at any time following the first Contract Anniversary or the Lifetime Income Date, if later.

     INVESTMENT OPTIONS. Under the Spousal version of the Principal Plus for Life Rider, you must invest 100% of your Contract Value, as described under the "Principal Plus for Life - Investment Options" section in the Prospectus, at all times either:

     (a) among the Lifestyle, Index Allocation and Money Market Portfolio Investment Options currently available with Principal Plus for Life (see "Principal Plus for Life - Available Lifestyle, Index Allocation and Money Market Investment Options" in the Prospectus); or

     (b) in a manner consistent with any one of the Model Allocations currently available with Principal Plus for Life (see "Principal Plus for Life - Available Model Allocations" in the Prospectus.

     See the "Principal Plus for Life - Investment Options" section of the Prospectus.

     LIFE EXPECTANCY DISTRIBUTIONS. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse) as described under "Principal Plus for Life - Life Expectancy Distributions" in the Prospectus. Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.

     SETTLEMENT PHASE. The Spousal version of the Rider will enter its Settlement Phase as described under "Principal Plus for Life - Settlement Phase" in the Prospectus when:

          -    the Contract Value reduces to zero; and

          - withdrawals during that Contract Year do not exceed the Guaranteed Withdrawal Amount; and

          - either the Guaranteed Withdrawal Balance or the Lifetime Income Amount is greater than zero.

          (See "Principal Plus for Life - Settlement Phase" in the Prospectus).

     If during the Settlement Phase, the Guaranteed Withdrawal Balance equals zero and the Lifetime Income Amount is greater than zero, you will automatically receive settlement payments each Contract Year equal to the Lifetime Income Amount during the life of either Covered Person.

     DEATH BENEFITS. Death benefits under a Principal Plus for Life Plus Spousal Protection Rider differ from those under the basic Principal Plus for Life optional benefit Rider:

     Death of First Covered Person. If the first Covered Person to die is an Owner of the Contract (or deemed to be an "Owner" if the Owner is a non-natural person), the surviving Covered Person may elect to continue the Contract in effect in lieu of receiving the Contract's death benefit as a lump sum under our current administrative procedures. (See "Death after Removal of a Covered Person" below if there is no surviving Covered Person.) If the Contract continues, the Principal Plus for Life Plus Spousal Protection Rider will continue. We will continue to provide the Lifetime Income Amount guarantee only on the lifetime of the surviving Covered Person and continue to charge the Principal Plus for Life Plus Spousal Protection Rider fee (See "Principal Plus for Life Plus Spousal Protection Rider Fee" below). If the death benefit is greater than the Contract Value, we will increase the Contract Value to equal the amount of the death benefit (but will not make any adjustments to the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount, Lifetime Income Amount, Bonuses or Step Ups). We will treat any distribution of death benefits under a Contract as a "withdrawal" for purposes of subsequent calculations of the Guaranteed Withdrawal Balance, the Guaranteed Withdrawal Amount and the Lifetime Income Amount.

     If the first Covered Person to die is not is not the Owner (and is not deemed to be an "Owner" if the Owner is a non-natural person), no death benefit is payable under the Contract. The Rider will continue in effect and we will base the duration of the Lifetime Income Amount only on the lifetime of the surviving Covered Person. We will continue to charge the Principal Plus for Life Plus Spousal Protection Rider fee; however, we will make no adjustments to the Contract Value or make any adjustments to the Guaranteed Withdrawal Balance, Guaranteed Withdrawal Amount, Lifetime Income Amount, Bonuses or Step Ups.

     If the death of the first Covered Person occurs while the Rider is in its Settlement Phase, no additional death benefit is payable under the Contract and, in most instances, we will continue to make settlement payments in the same manner as before the death. (In certain instances, we may accelerate the timing of these settlement payments to the extent they represent distribution of death benefits under the Contract.) If the death occurs before the Lifetime Income Date, we will compute a Lifetime Income Amount during the Settlement Phase on the later of the Lifetime Income Date or the date we receive notice of the death of the first Covered Person. At the time we compute the Lifetime Income Amount, we may permit the surviving Covered Person to receive settlement payments:

          - no greater than the Guaranteed Withdrawal Amount until the Guaranteed Withdrawal Balance is depleted to zero;

          - no less than the Lifetime Income Amount during the lifetime of the surviving Covered Person (The Lifetime Income Amount may be lower than the Guaranteed Withdrawal Amount and the duration of settlement payments based on the Lifetime Income Amount may be longer or shorter than the duration of settlement payments based on the Guaranteed Withdrawal Amount); or

          - based on amounts we calculate under our Life Expectancy Distribution program (see "Life Expectancy Distributions" above).

     WE MAY LIMIT THE ABILITY OF THE SURVIVING COVERED PERSON TO CHOOSE A SETTLEMENT PAYMENT AMOUNT AND DURATION THAT DIFFERS FROM THE AMOUNT AND DURATION IN EFFECT BEFORE THE DEATH OF THE FIRST COVERED PERSON.

     Death of Last Covered Person. If the surviving Covered Person dies while the Principal Plus for Life Plus Spousal Protection Rider is in effect and if the Beneficiary does not take the death benefit under the Contract as a lump sum under our current administrative procedures or as an Annuity Option, the Principal Plus for Life Plus Spousal Protection Rider will continue. The Rider will only continue, however, if the death benefit or the Guaranteed Withdrawal Balance is greater than zero at the time. We will Step Up the Guaranteed Withdrawal Balance to equal the death benefit, if greater than the Guaranteed Withdrawal Balance prior to the death benefit and treat any distribution of death benefits under a Contract as a "withdrawal" for purposes of subsequent calculations of the Guaranteed Withdrawal Balance and the Guaranteed Withdrawal Amount. The Rider will not continue to provide for any remaining Bonuses or Step Ups, and will not continue with respect to the Lifetime Income Amount. If the Rider continues, the Principal Plus for Life Plus Spousal Protection Rider fee will continue (See "Principal Plus for Life Plus Spousal Protection Rider Fee" below). We will permit the Beneficiary to opt out of the initial death benefit Step Up, if any, if we increase the rate of the Principal Plus for Life Plus Spousal Protection Rider fee at that time. The Rider will enter its Settlement Phase if the Guaranteed Withdrawal Balance is still greater than zero when distributions of death benefits under a Contract deplete any remaining death benefit proceeds to zero.

     If the surviving Covered Person dies during the Settlement Phase, we will reduce the Lifetime Income Amount to zero. If the Beneficiary at that time is the spouse of the decedent, that spouse may choose the amount of any remaining settlement payments up to the Guaranteed Withdrawal Amount. If the Beneficiary is not the decedent's spouse, the Beneficiary may choose to receive any remaining settlement payments over a period not extending beyond the life expectancy of the Beneficiary beginning within one year of death. Otherwise, the entire interest must be distributed within five years of the death. When settlement payments deplete the Guaranteed Withdrawal Balance to zero, the Rider terminates and we no make no additional payments to the Beneficiary.

     Death after Removal of a Covered Person. In certain instances, a person initially designated as a Covered Person may be removed as a Covered Person from the Rider (see "Covered Persons" above). If that happens and:

          - if the removed Covered Person subsequently dies, there will be no impact on the guarantees provided by the Rider in most cases; and

          - if the remaining Covered Person subsequently dies, the Rider may continue in certain cases as described in "Death of Last Covered Person" above.

     TERMINATION. The Principal Plus for Life Plus Spousal Protection Rider terminates in accordance with the "Principal Plus for Life - Termination"
     section in the Prospectus.

     PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER FEE. We charge an additional fee each Contract Anniversary for the Principal Plus for Life Plus Spousal Protection Rider, currently equal to (to be updated by amendment)% of the "Adjusted Guaranteed Withdrawal Balance." We reserve the right to increase this fee to a maximum rate of [to be updated by amendment]% on the effective date of each Step Up. We provide further information on "Adjusted Guaranteed Withdrawal Balance" and the manner in which we calculate the fee under "Principal Plus for Life Fee" in the Prospectus.

YOU SHOULD CONSULT WITH YOUR FINANCIAL PROFESSIONAL TO ASSIST YOU IN DETERMINING WHETHER THE PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER IS SUITED FOR YOUR FINANCIAL NEEDS AND INVESTMENT RISK TOLERANCE. THE ADDITION OF THE RIDER TO A CONTRACT MAY NOT ALWAYS BE IN YOUR INTEREST SINCE AN ADDITIONAL FEE IS IMPOSED ANNUALLY FOR THIS BENEFIT AND AT LEAST ONE OF THE COVERED PERSONS MUST ATTAIN AGE 65 AND REMAIN LIVING FOR YOU TO RECEIVE CERTAIN BENEFITS. FURTHERMORE, SIMILAR TO PRINCIPAL PLUS FOR LIFE, THIS RIDER LIMITS THE INVESTMENT OPTIONS OTHERWISE AVAILABLE UNDER THE CONTRACT, CONTAINS AGE CAPS AND LIMITATIONS ON A CONTRACT OWNER'S RIGHTS AND BENEFITS AT CERTAIN AGES AND VALUES, AND PROVIDES NO GUARANTEED WITHDRAWAL BENEFITS ONCE PAYMENTS BEGIN UNDER ANY OF THE ANNUITY OPTIONS DESCRIBED IN THE PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER EACH OF THESE FACTORS BEFORE PURCHASING A PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER.

Please refer to Appendix B for hypothetical examples that illustrate how the Principal Plus for Life Plus Automatic Annual Step up Rider and the Principal Plus for Life Plus Spousal Protection Rider work.

5. WE AMEND AND RESTATE APPENDIX B OF THE PROSPECTUS, WHICH PROVIDES HYPOTHETICAL EXAMPLES TO ILLUSTRATE HOW THE PRINCIPAL PLUS FOR LIFE, PRINCIPAL PLUS FOR LIFE -PLUS AUTOMATIC ANNUAL STEP UP AND PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDERS WORK.

APPENDIX B: PRINCIPAL PLUS FOR LIFE EXAMPLES

The following examples provide hypothetical illustrations of the benefits provided under the Principal Plus for Life, Principal Plus for Life Plus Automatic Annual Step-up and Principal Plus for Life Plus Spousal Protection optional benefit Riders. These illustrations are not representative of future performance under your Contract, which may be higher or lower than the amounts shown.

EXAMPLE 1. PRINCIPAL PLUS FOR LIFE, PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP AND PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION. Assume a single Purchase Payment of $100,000 at Covered Person's age 55

(oldest Covered Person for Principal Plus for Life Plus Spousal Protection Rider), no additional Purchase Payments are made, withdrawals equal to the Guaranteed Withdrawal Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Guaranteed Withdrawal Balance at the eligible Step-Up Dates, so there is no Step-Up and the Covered Person (either of the Covered Persons for Principal Plus for Life Plus Spousal Protection Rider) survives at least 31 years from issue.

                                                                            Guaranteed
                                                                            Withdrawal
                           Guaranteed   Lifetime                            Balance on
                Purchase   Withdrawal    Income    Withdrawal                Contract
Contract Year   Payments     Amount      Amount      Taken       Bonus     Anniversary
-------------   --------   ----------   --------   ----------   ------     -----------
   At issue     $100,000       N/A         N/A       $    0     $    0     $100,000(A)
       1               0    $5,000(A)      N/A            0      5,000(B)   105,000(C)
       2               0      5250(C)      N/A            0      5,000      110,000
       3               0     5,500         N/A            0      5,000      115,000
       4               0     5,750         N/A            0      5,000      120,000
       5               0     6,000         N/A            0      5,000      125,000
       6               0     6,250         N/A            0      5,000      130,000
       7               0     6,500         N/A            0      5,000      135,000
       8               0     6,750         N/A            0      5,000      140,000
       9               0     7,000         N/A            0      5,000      145,000
      10               0     7,250         N/A            0      5,000      150,000
      11               0     7,500      $7,500(D)     7,500          0      142,500
      12               0     7,500       7,500        7,500          0      135,000
      13               0     7,500       7,500        7,500          0      127,500
      14               0     7,500       7,500        7,500          0      120,000
      15               0     7,500       7,500        7,500          0      112,500
      20               0     7,500       7,500        7,500          0       75,000
      25               0     7,500       7,500        7,500          0       37,500
      30               0     7,500       7,500        7,500          0            0
      31+              0         0       7,500        7,500          0            0

(A) The initial Guaranteed Withdrawal Balance is equal to the initial payment of $100,000. The initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance (.05 X $100,000 = $5,000).

(B) In this example, there is no withdrawal during the second contract year so a bonus will be added to the Guaranteed Withdrawal Balance. The bonus amount is equal to 5% of the total purchase payments to date (.05 X $100,000 = $5,000).

(C) Following a bonus, the Guaranteed Withdrawal Balance and the Guaranteed Withdrawal Amount are recalculated. The new Guaranteed Withdrawal Balance is equal to the Guaranteed Withdrawal Balance before the bonus increased by the amount of the bonus ($100,000 + $5,000 = $105,000). The Guaranteed Withdrawal Amount is equal to the greater of (a) the Guaranteed Withdrawal Amount prior to the bonus ($5,000) or 5% of the Guaranteed Withdrawal Balance after the bonus (.05 X $105,000 = $5,250).

(D) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's 65th birthday (oldest Covered Person for Principal Plus for Life - Spousal Protection Rider). The Lifetime Income Amount is initially equal to 5% of the Guaranteed Withdrawal Balance at that time (.05 X $150,000 = $7,500)

EXAMPLE 2. PRINCIPAL PLUS FOR LIFE, PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP AND PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION Assume an initial Purchase Payment of $100,000 at Covered Person's age 65 (oldest Covered Person for Principal Plus for Life Plus Spousal Protection Rider), an additional Purchase Payment of $10,000 is made at the beginning of the Contract Year 2, a withdrawal equal to the Guaranteed Withdrawal Amount is taken in Contract Year 3, no withdrawals are taken in Contract Years 1, 2, 4, 5 (resulting in bonuses in those years). Also assume that the Contract Value at the end of year 3 is less than the Guaranteed Withdrawal Balance so there is no step-up.

                              Guaranteed                                              Guaranteed
                              Withdrawal       Lifetime                               Withdrawal
                             Amount after    Income Amount                            Balance on
                Purchase       Purchase     after Purchase   Withdrawal                Contract
Contract Year   Payments        Payment         Payment         Taken      Bonus     Anniversary
-------------   --------     ------------   --------------   ----------   ------     -----------
  At issue      $100,000           --              N/A        $    0      $    0     $100,000
      1                0       $5,000           $5,000             0       5,000      105,000
      2           10,000(A)     5,750(A)         5,750             0       5,500(B)   120,500
      3                0        6,025            6,025         6,025(C)        0(D)   114,475(C)
      4                0        6,025            6,025             0       5,500      119,975
      5                0        6,025            6,025             0       5,500      125,475

(A) In this example, there is an additional purchase payment at the beginning of the second contract year. Prior to that purchase payment the Guaranteed Withdrawal Amount is $5,250, as in Example 1 above. Following the Additional Purchase Payment, the Guaranteed Withdrawal Amount is calculated as the lesser of (a) 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment (.05 X (105,000+10,000) = $5,750) or (b) the Guaranteed Withdrawal Amount immediately prior to the Purchase Payment plus 5% of the Purchase Payment ($5,250 + (.05 X 10,000) = $5,750).

(B) In this example, there is no withdrawal during the second contract year so a bonus will be added to the Guaranteed Withdrawal Balance. The bonus amount is equal to 5% of the total purchase payments to date (.05 X $110,000 = $5,500).

(C) In this example there is a withdrawal equal to the Guaranteed Withdrawal Amount $6,025 in year 3. Since this withdrawal does not exceed the Guaranteed Withdrawal Amount, the Guaranteed Withdrawal Balance is reduced by the amount of the withdrawal ($120,500 - $6,025 = $114,475).

(D)  No bonus is payable in any year that a withdrawal is taken.

EXAMPLE 3. PRINCIPAL PLUS FOR LIFE Assume a single Purchase Payment of $100,000 at age 63, no additional Purchase Payments are made, the Guaranteed Withdrawal Balance Steps-Up at the end of Contract Year 3, withdrawals equal to the Guaranteed Withdrawal Amount are taken in Contract Years 1, 2, 3 and 4 and a withdrawal exceeding the Guaranteed Withdrawal Amount is taken at the end of Contract Year 5 (resulting in a reset). Since withdrawals are taken every year, there are no bonuses.

                                                                       Hypothetical
                            Guaranteed      Lifetime                  Contract Value    Guaranteed
                            Withdrawal       Income                     on Contract     Withdrawal
                           Amount after   Amount after                  Anniversary     Balance on
                Purchase     Purchase       Purchase     Withdrawal   prior to Rider     Contract
Contract Year   Payments      Payment        Payment        Taken           Fee        Anniversary
-------------   --------   ------------   ------------   ----------   --------------   -----------
   At issue     $100,000     $   --         $   --       $    --        $     --       $100,000
      1                0      5,000             --         5,000         102,000         95,000
      2                0      5,000             --         5,000         103,828         90,000(A)
      3                0      5,000          4,500(A)      4,500         106,281(B)     106,281(B)
      4                0      5,314(C)       5,314(C)      5,314          95,396        100,967
      5                0      5,314          5,314        10,000(D)       75,474         75,474
      6                0      3,774(D)       3,774(D)      3,774          71,297         71,700
      7                0      3,774          3,774         3,774          77,870         67,926
      8                0      3,774          3,774         5,000(E)       84,996         62,926(E)
      9                0      3,774(E)       3,774(E)         --

(A) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's 65th birthday. The Lifetime Income Amount is equal to 5% of the Guaranteed Withdrawal Balance on that anniversary (.05 X $90,000 = $4,500). In this example, since withdrawals were taken prior to the age 65 Contract Anniversary, the initial Lifetime Income Amount is less than the Guaranteed Withdrawal Amount.

(B) At the end of contract year 3, the Contract Value in this example, $106,281 is greater than the Guaranteed Withdrawal Balance ($90,000 - $4,500 = $85,500). The Guaranteed Withdrawal Balance will step-up to equal the Contract Value of $106,281.

(C) Following the Step-up of the Guaranteed Withdrawal Balance, the Guaranteed Withdrawal Amount is recalculated as the greater of (a) the Guaranteed Withdrawal Amount prior to the Step-up $5,000 or (b) 5% of the Guaranteed Withdrawal Balance after the Step-up (.05 X $106,281 = $5,314). The Lifetime Income Amount is also recalculated as the greater of (a) the Lifetime Income Amount prior to the Step-up $4,500 or (b) 5% of the Guaranteed Withdrawal Balance after the Step-up (.05 X $106,281 = $5,314).

(D) At the end of year 5, there is a withdrawal of $10,000 which is greater than both the Guaranteed Withdrawal Amount and the Lifetime Income Amount. Since this is an excess withdrawal, the Guaranteed Withdrawal Balance will be reset to the lesser of (a) the Contract Value after the withdrawal $75,474 or (b) the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($100,967 - $10,000 = $90,967). Since the Guaranteed Withdrawal Balance was reset, the Guaranteed Withdrawal Amount and the Lifetime Income Amount will both be reset. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal $5,314 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $75,474 = $3,774). The Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal $5,314 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $75,474 = $3,774).

(E) At the end of year 8, there is a withdrawal of $5,000 which is greater than both the Guaranteed Withdrawal Amount and the Lifetime Income Amount. Since this is an excess withdrawal, the Guaranteed Withdrawal Balance will be reset to the lesser of (a) the Contract Value after the withdrawal $84,996 or (b) the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($67,926 - $5,000 = $62,926). Since the Guaranteed Withdrawal Balance was reset, the Guaranteed Withdrawal Amount and the Lifetime Income Amount will both be reset. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal $3,774 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $84,996 = $4,250). The Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal $3,774 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $84,996 = $4,250).

EXAMPLE 4. PRINCIPAL PLUS FOR LIFE PLUS AUTOMATIC ANNUAL STEP-UP RIDER. Assume a single Purchase Payment of $100,000 at age 63, no additional Purchase Payments are made, the Guaranteed Withdrawal Balance Steps-Up at the end of Contract Years 1, 2 and 3, withdrawals equal to the Guaranteed Withdrawal Amount are taken in Contract Years 1, 2, 3 and 4 and a withdrawal exceeding the Guaranteed Withdrawal Amount is taken at the end of Contract Year 5 (resulting in a reset). Since withdrawals are taken every year, there are no bonuses.

                                                                             HYPOTHETICAL
                            GUARANTEED      LIFETIME                        CONTRACT VALUE    GUARANTEED
                            WITHDRAWAL       INCOME                           ON CONTRACT     WITHDRAWAL
                           AMOUNT AFTER   AMOUNT AFTER                        ANNIVERSARY     BALANCE ON
                PURCHASE     PURCHASE       PURCHASE                        PRIOR TO RIDER     CONTRACT
CONTRACT YEAR   PAYMENTS      PAYMENT        PAYMENT     WITHDRAWAL TAKEN         FEE        ANNIVERSARY
-------------   --------   ------------   ------------   ----------------   --------------   -----------
   At issue     $100,000        --             --                --                  --      $100,000
      1                0     5,000             --             5,000             102,000       102,000(A)
      2                0     5,100(B)          --             5,100             103,514       103,514
      3                0     5,176          5,176(C)          5,176             105,020       105,020
      4                0     5,251          5,251             5,251              94,012        99,769
      5                0     5,251          5,251            10,000(D)           74,044        74,044(D)
      6                0     3,702          3,702             3,702              69,743        70,342
      7                0     3,702          3,702             3,702              75,992        75,992
      8                0     3,800          3,800             5,000              82,661        82,661
      9                0     4,133          4,133                --                  --            --


(A) At the end of contract year 1, the Contract Value in this example, $102,000 is greater than the Guaranteed Withdrawal Balance ($10,000-$5,000 = $95,000). The Guaranteed Withdrawal Balance will Step Up to equal the Contract Value of $102,000.

(B) Following the Step Up of the Guaranteed Withdrawal Balance, the Guaranteed Withdrawal Amount is recalculated as the greater of (a) the Guaranteed Withdrawal Amount prior to the Step Up $5,000 or (b) 5% of the Guaranteed Withdrawal Balance after the Step Up (.05 X $102,000 = $5,100).

(C) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's 65th birthday. The Lifetime Income Amount is equal to 5% of the Guaranteed Withdrawal Balance on that anniversary (.05 X $103,514 = $5,176). I

(D) At the end of year 5, there is a withdrawal of $10,000 which is greater than both the Guaranteed Withdrawal Amount and the Lifetime Income Amount. Since this is an excess withdrawal, the Guaranteed Withdrawal Balance will be reset to the lesser of (a) the Contract Value after the withdrawal $74,044 or (b) the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($99,769 - $10,000 = $89,769). Since the Guaranteed Withdrawal Balance was reset, the Guaranteed Withdrawal Amount and the Lifetime Income Amount will both be reset. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal $5,251 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $74,044 = $3,702). The Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal $5,251 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $74,044 = $3,702).

EXAMPLE 5. PRINCIPAL PLUS FOR LIFE PLUS SPOUSAL PROTECTION RIDER. Assume a single Purchase Payment of $100,000 at the oldest Covered Person's age 63, no additional Purchase Payments are made, the Guaranteed Withdrawal Balance Steps Up at the end of Contract Year 3, withdrawals equal to the Guaranteed Withdrawal Amount are taken in Contract Years 1, 2, 3 and 4 and a withdrawal exceeding the Guaranteed Withdrawal Amount is taken at the end of Contract Year 5 (resulting in a reset). Since withdrawals are taken every year, there are no bonuses.

                                                                             HYPOTHETICAL
                            GUARANTEED      LIFETIME                        CONTRACT VALUE    GUARANTEED
                            WITHDRAWAL       INCOME                           ON CONTRACT     WITHDRAWAL
                           AMOUNT AFTER   AMOUNT AFTER                        ANNIVERSARY     BALANCE ON
                PURCHASE     PURCHASE       PURCHASE                        PRIOR TO RIDER    CONTRACT
CONTRACT YEAR   PAYMENTS      PAYMENT        PAYMENT     WITHDRAWAL TAKEN         FEE        ANNIVERSARY
-------------   --------   ------------   ------------   ----------------   --------------   -----------
   At issue     $100,000        --             --                --                --        $100,000
      1                0     5,000             --             5,000           102,000          95,000
      2                0     5,000             --             5,000           103,560          90,000
      3                0     5,000          4,500(A)          4,500           105,740(B)      105,740(B)
      4                0     5,287(C)       5,287(C)          5,287            94,695         100,453
      5                0     5,287          5,287            10,000(D)         74,607          74,607(D)
      6                0     3,730          3,730             3,730            70,224          70,877
      7                0     3,730          3,730             3,730            76,469          67,146
      8                0     3,730          3,730             5,000(E)         83,170          62,146(E)
      9                0     3,730(E)       3,730(E)

(A) The Lifetime Income Amount is calculated on the Lifetime Income Date. The Lifetime Income Amount is equal to 5% of the Guaranteed Withdrawal Balance on that anniversary (.05 X $90,000 = $4,500). In this example, since withdrawals were taken prior to the Lifetime Income Date, the initial Lifetime Income Amount is less than the Guaranteed Withdrawal Amount.

(B) At the end of contract year 3, the Contract Value in this example, $105,740 is greater than the Guaranteed Withdrawal Balance ($90,000 - $4,500 = $85,500). The Guaranteed Withdrawal Balance will Step Up to equal the Contract Value of $105,740.

(C) Following the Step Up of the Guaranteed Withdrawal Balance, the Guaranteed Withdrawal Amount is recalculated as the greater of (a) the Guaranteed Withdrawal Amount prior to the Step Up $5,000 or (b) 5% of the Guaranteed Withdrawal Balance after the Step Up (.05 X $105,740 = $5,287). The Lifetime Income Amount is also recalculated as the greater of (a) the Lifetime Income Amount prior to the Step Up $4,500 or (b) 5% of the Guaranteed Withdrawal Balance after the Step Up (.05 X $105,740 = $5,287).

(D) At the end of year 5, there is a withdrawal of $10,000 which is greater than both the Guaranteed Withdrawal Amount and the Lifetime Income Amount. Since this is an excess withdrawal, the Guaranteed Withdrawal Balance will be reset to the lesser of (a) the Contract Value after the withdrawal $74,607 or (b) the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($100,453 - $10,000 = $90,453). Since the Guaranteed Withdrawal Balance was reset, the Guaranteed Withdrawal Amount and the Lifetime Income Amount will both be reset. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal $5,287 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $74,607 = $3,730). The Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal $5,287 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $74,607 = $3,730).

(E) At the end of year 8, there is a withdrawal of $5,000 which is greater than both the Guaranteed Withdrawal Amount and the Lifetime Income Amount. Since this is an excess withdrawal, the Guaranteed Withdrawal Balance will be reset to the lesser of (a) the Contract Value after the withdrawal $83,170 or (b) the Guaranteed Withdrawal Balance prior to the withdrawal minus the amount of the withdrawal ($67,146 - $5,000 = $62,146). Since the Guaranteed Withdrawal Balance was reset, the Guaranteed Withdrawal Amount and the Lifetime Income Amount will both be reset. The Guaranteed Withdrawal Amount will equal the lesser of (a) the Guaranteed Withdrawal Amount prior to the withdrawal $3,730 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $83,170 = $4,159). The Lifetime Income Amount will equal the lesser of (a) the Lifetime Income Amount prior to the withdrawal $3,730 or (b) 5% of the greater of the contract value after the withdrawal or the new Guaranteed Withdrawal Balance Value (.05 X $83,170 = $4,159).

You should retain this Supplement for future reference.


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